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IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **Proposals** — The Board of Directors recommends a vote **FOR** the director nominees listed in Proposal No. 1, and **FOR** Proposal No. 2, selecting **1 Year** on Proposal No. 3 and **FOR** Proposal No. 4.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Joseph A. Alutto, Ph.D.	☐	☐	02 - Phillip G. Creek	☐	☐	03 - Norman L. Traeger	☐	☐

	For	Against	Abstain		1 Yr	2 Yrs	3 Yrs	Abstain
2. An advisory vote on the approval of executive compensation.	☐	☐	☐	3. An advisory vote on the frequency of advisory votes on executive compensation.	☐	☐	☐	☐
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2011 fiscal year.	☐	☐	☐					

B **Authorized Signatures** — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X   1 1 2 7 0 3 2

01AROD

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



Proxy — M/I Homes, Inc.

3 Easton Oval, Columbus, Ohio 43219

This Proxy is solicited on behalf of the Board of Directors of M/I Homes, Inc. for the Annual Meeting of Shareholders to be held May 5, 2011.

The undersigned hereby appoints Robert H. Schottenstein and J. Thomas Mason, and each of them, as proxies for the undersigned, with full power of substitution, to attend the Annual Meeting of Shareholders to be held at the offices of M/I Homes, Inc., 3 Easton Oval, Columbus, Ohio 43219, on Thursday, May 5, 2011, at 9:00 a.m., local time, or any adjournment thereof, and to vote as indicated herein all Common Shares of M/I Homes, Inc. which the undersigned is entitled to vote at such Annual Meeting or any adjournment thereof, with all powers the undersigned would possess if personally present.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no directive is made and if permitted by applicable law, the Common Shares represented by this Proxy will be voted <u>FOR</u> the election of the director nominees identified in Proposal No. 1, <u>FOR</u> the approval of the compensation of the Company's named executive officers as disclosed in the accompanying Proxy Statement (Proposal No. 2), for holding advisory votes on the compensation of the Company's named executive officers every <u>1 Year</u> (Proposal No. 3), and <u>FOR</u> the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2011 (Proposal No. 4). If any other matters are properly brought before the Annual Meeting of any adjournment thereof, or if a nominee for election as a director named in Proposal No. 1 is unable to serve or for good cause will not serve, the Common Shares represented by this Proxy will be voted in the discretion of the Proxies on such matters or for such substitute nominees) as the Board of Directors may recommend.

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders, dated March 31, 2011, the Proxy Statement furnished therewith, and the M/I Homes, Inc. 2010 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Any proxy previously given to vote the Common Shares which the undersigned is entitled to vote at the 2011 Annual Meeting of Shareholders is hereby revoked.

**UNLESS VOTING ELECTRONICALLY OR TELEPHONICALLY, PLEASE COMPLETE, SIGN, DATE AND
RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
The Notice of Annual Meeting of Shareholders, Proxy Statement, form of proxy and 2010 Annual Report to Shareholders
are available online at www.edocumentview.com/MHO.